{DWW492276.DOC;1/88895.042001/}
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Initial Filing)

                            APACHE MOTOR CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   03746Y 10 8
                                 (CUSIP Number)

                                Robert W. Wither
                    C/o #676, 141 - 757 West Hastings Street
                              Vancouver, BC V6C 1A1
                                 (604) 681-7806
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 12, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to  be  "filed" for the purposes of Section 18 of the Securities Exchange Act of
1934  ("Act") or otherwise subject to the liabilities of that section of the Act but  shall  be  subject  to  all  other  provisions of the Act (however, see the
Notes).
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                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D


CUSIP No. 03746Y 10 8                                                                                  Page 2 of 5

====================================================================
1         NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS (ENTITIES ONLY)

Robert W. Wither
-------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [X]
                                                                                                                  (
-------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                            SC
-------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(E)                                                                      [  ]
-------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
             Alberta, Canada
-------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------------------------------------------
7          SOLE VOTING POWER
                              231,000
-------------------------------------------------------------------------------------------------------------------
8          SHARED VOTING POWER
                              10,255,000
-------------------------------------------------------------------------------------------------------------------
9          SOLE DISPOSITIVE POWER
                               231,000
-------------------------------------------------------------------------------------------------------------------
10          SHARED DISPOSITIVE POWER
                           10,255,000
-------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            10,486,000
-------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                                   [  ]
-------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            34.84%
-------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                             IN


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
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                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D


CUSIP No. 03746Y 10 8                                                                                    Page 3 of 5


1          NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)

                        850566 Alberta Inc.
-------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [X]
                                                                                                                  (
-------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                 SC
-------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(E)                                                                      [  ]
-------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Alberta, Canada
-------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------------------------------------------
7           SOLE VOTING POWER
                      10,215,000
-------------------------------------------------------------------------------------------------------------------
8           SHARED VOTING POWER
                        0
-------------------------------------------------------------------------------------------------------------------
9          SOLE DISPOSITIVE POWER
                       10,215,000
-------------------------------------------------------------------------------------------------------------------
10        SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       10,215,000
-------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                                                     [  ]
-------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           33.94%
-------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                           CO

*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

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CUSIP  No.  03746Y  10  8              13D                     Page  4  of  5




ITEM  1.  SECURITY  AND  ISSUER.

The title and class of securities to which this Schedule 13D relates is the shares of common stock, par value $0.001 per share ("Common Stock"), of Apache Motor Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 7705 Flint Road S.E. Calgary, AB Canada T2H 1G3

ITEM  2.  IDENTITY  AND  BACKGROUND.

(a)  The  name  of  the Reporting Persons is Robert W. Wither and 850566 Alberta
Inc.

(b) Mr. Wither's principal business address is 7705 Flint Road S.E., Calgary, AB, Canada T2H 1G3.

(c) Mr. Wither is a private investor and is currently the President of the Issuer and sole principal of 850566 Alberta Inc.

(d) Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e) In the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wither is a citizen of Canada. 850566 Alberta Inc. is an Alberta, Canada company.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On September 10, 2001, an Agreement and Plan of Exchange was executed between the Issuer and The Apache Motor Corp., a private Alberta, Canada company
("Apache"). As shareholders of Apache, Mr. Wither and 850566 Alberta Inc. received 231,000 shares and 10,215,000 shares, respectively, of the common stock of the Issuer pursuant to a voluntary share exchange. One share of the Issuer was received for each share of common stock of Apache held on the effective date of the share exchange.

ITEM  4.  PURPOSE  OF  TRANSACTION.

The purpose of the Agreement and Plan of Exchange between the Issuer and Apache was to effect a reverse takeover of the Issuer by the shareholders of Apache. The shareholders of Apache voluntarily exchanged the common stock they held in Apache for the common stock of the Issuer and in aggregate controlled a majority of the outstanding common stock of the Issuer following the share exchange. Apache became a wholly-owned subsidiary of the Issuer. After the voluntary share exchange, the Board of Directors of the Issuer was increased to four members and the existing members of the Apache Board became Directors of the Issuer. The executive officers of the Issuer were replaced with the executive officers of Apache.

The summary description contained in this report of the Agreement and Plan of Exchange is qualified in its entirety by reference to the complete text of the agreement.
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CUSIP  No 03746Y  10  8                    13D                    Page  5  of  5
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ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

As of September 12, 2001, Mr. Wither beneficially owned 10,486,000 shares of Common Stock, or 34.84% of the outstanding shares of common stock of the Issuer. He directly controls 231,000 shares of Common Stock, and indirectly controls 10,255,000 shares of Common Stock, 40,000 of which are owned by Mr. Wither's wife and 10,215,000 of which are owned by 850566 Alberta Inc. Mr. Wither is sole principal of 850566 Alberta Inc., which owns 10,215,000 shares of Common Stock, or 33.94% of the outstanding shares of common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit
Number  Name

Exhibit  A* Agreement and Plan of Exchange by and between Apache Motor
            Corporation  and  The Apache Motor Corp. dated September 10, 2001

*Incorporated by reference from the Issuer's report on Form 8-K dated September 12, 2001 and filed with the Commission on October 1, 2001.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October  19,  2001


 /s/  Robert  W.  Wither
---------------------------
Robert  W.  Wither,  individually  and  as sole principal of 850566 Alberta Inc.


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